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                                                                    EXHIBIT 12.1

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (In Millions, Except Ratio Amounts)
                                  (Unaudited)

Year Ended,                                              2000    1999    1998
-----------                                             ------  ------  ------
Earnings:
  Pre-tax income                                        $1,585  $1,819  $1,849
    Add:
    Interest and fixed charges, excluding capitalized
     interest                                              453     387     354
    Portion of rent under long-term operating leases
     representative of an interest factor                  187     182     202
    Distributed income of investees accounted for under
     the equity method                                      46      --      --
  Amortization of capitalized interest                       6       5       4
  Less: Undistributed equity in earnings of investments
   accounted for under the equity method                    18      13      18
                                                        ------  ------  ------
  Total earnings available for fixed charges            $2,259  $2,380  $2,391
                                                        ======  ======  ======
Fixed charges:
  Interest and fixed charges                            $  481  $  400  $  371
  Portion of rent under long-term operating leases
   representative of an interest factor                    187     182     202
                                                        ------  ------  ------
  Total fixed charges                                   $  668  $  582  $  573
                                                        ------  ------  ------
Ratio of earnings to fixed charges                        3.38x   4.09x   4.17x
                                                        ======  ======  ======
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